Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

KIBALI TAKES NEXT STEP TO FULL PRODUCTION

Miami, FL, 24 February 2014 - Commissioning of the sulphide circuit at the Kibali gold mine in the Democratic Republic of Congo is underway, Randgold Resources chief executive Mark Bristow announced here today. Kibali started production from its open pit through its oxide circuit last September and completion of the sulphide circuit will significantly advance its development as a world class gold mining complex.

Speaking at the BMO Global Metals and Mining Conference here, Bristow described Kibali as a work in progress. “While the plant processes ore from the open pit mine, the underground mine is still being developed and has just accessed the first underground ore,” he said. Randgold is developing and operating Kibali, in which it has a 45% stake.

Bristow noted that, like all the other mines Randgold has developed, Kibali posted a bottom-line profit in its first quarter of operation, the three months to December. It is on track to meet its production guidance of 550 000 ounces for 2014.

While much of the gold mining industry has been left in disarray by the downturn in the gold price, Randgold’s long term growth strategy remains intact, Bristow said.

“We’re not worrying about how we’re going to get through 2014; we have a robust value-focused five year plan in place, and we are looking to build on that. It’s worth noting that our models are based entirely on our banked reserves and on a long term gold price of US$1 000 per ounce,” he said.

“In addition to the upside associated with Kibali’s main open pit and underground orebodies, which is still being evaluated, our exploration team is also hunting for fresh opportunities within its vast lease areas, and a number of exciting, if early stage, prospects have already been identified. Elsewhere in the DRC and West Africa, we’re aggressively exploring our extensive groundholdings for new discoveries.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.